ChipEstimate.com and SMIC Launch New IP Portal for SMIC Compatible Cores

Collaboration Strengthens SMIC IP Offerings, Streamlines IP Selection and Integration

SAN JOSE, Calif. and SHANGHAI, Nov. 30, 2011 /PRNewswire-Asia/ — ChipEstimate.com, the world’s largest online IP repository, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced the launch of a new intellectual property (IP) portal that aggregates SMIC process-compatible third-party IP cores. The SMIC portal contains a growing list of over 500 pieces of IP from more than 20 IP vendors, including Synopsys, Kilopass, Dolphin Integration, VeriSilicon and others – all designed for fabrication in SMIC processes ranging from 40/45 nanometer (nm) to 65/55 nm and 0.25 micron. The site enables both IP providers and integrators to easily leverage the SMIC IP ecosystem.

“This new ChipEstimate.com portal highlights our ongoing effort to expand the SMIC IP ecosystem,” said Steven Chen, Senior Director of Product Marketing of SMIC. “Deploying the IP offered by SMIC through an intuitive portal allows our customers to work more efficiently and productively toward improving silicon quality and time-to-market. Our work with ChipEstimate.com clearly demonstrates our ongoing commitment to provide value-added service, helping SMIC’s customers select best-in-class IP and enabling quick and easy design decisions and successful IP integration.”

“Our dedicated SMIC portal brings IP vendors and integrators that much closer,” said Sean O’Kane, director of ChipEstimate.com. “Together, we enable IP integrators to streamline their selection process and give IP vendors a targeted forum for evangelizing their solutions.”

The site is live, and immediately available at www.ChipEstimate.com/smic. Users can also benefit from the site’s link to the Cadence InCyte Chip Estimator tool, which enables architectural exploration of IP targeted for SMIC processes.

About ChipEstimate.com

The ChipEstimate.com chip planning portal is an ecosystem comprising over 9,000 pieces of IP from more than 200 of the world’s largest IP suppliers and foundries. These companies all share the common vision of helping the worldwide electronics design community achieve greater profitability and success. To date, a diverse global audience of more than 30,000 users has joined the ChipEstimate.com community and has collectively performed more than 100,000 chip estimations. ChipEstimate.com is a property of Cadence Design Systems, Inc. (NASDAQ: CDNS), the leader in global electronic design innovation.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com/

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2011 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

ChipEstimate.com Contact:
Joany Draeger
Tel.: +1 (408) 428-5220
Email: Joany@Cadence.com